Sent to current Tradefox investors on January 12, 2023

Dear Investors,

2023 is shaping up to be an amazing year! You will be hearing from me more frequently for a while because so many great things are lining up that I'm going to need to make several short but important updates to keep you posted!

New Funding Round Reminder for Private Mode!

We are at a point now with Tradefox, where a VC round is on the horizon. We have established clear product market fit as evidenced by the incredible growth in member provided trade feedback. I believe will be our last public equity crowdfunding round with a goal of raising $3 million - $1 million from the crowd, $1 million from the industry and $1 million from accredited and other strategic investors.

I want to remind everyone that **we are in private mode on Wefunder right now**, taking "reservations" from our existing investors this week and next week. I set this up specifically so all of our investors can have an opportunity to make a follow on investment, so please do take advantage of this!

We set aside the first $500k at special early bird terms and are giving our current investors the first opportunity to invest before opening up the campaign to the public. **Please go to wefunder.com/tradefox to lock in your follow-on investment today.**

If you are considering an investment of $25k + or if you just want to have a brief call to discuss our plans at Tradefox, please book a time in my calendar.

Establishing our Presence in Silicon Valley

I am currently in San Francisco spending the week introducing Tradefox to the Silicon Valley community. This will be the first of several visits this year as a part of our strategy to prepare for a $10 - $20 million Series A round in 2024.

I'm traveling as a part of a group of 14 Netherlands based founders to a meet with 9 venture capital firms that have invested in Dutch based tech companies and several successful SF based tech founders.

The great news for us, is that capital from the Valley has been flooding into Dutch based tech companies over the last four years - approximately $200 million both in 2019 and 2020.

According to Oliver Binkhorst, founder of Dutch TechSF and the facilitator of this weeklong program, in 2021, 50% of all foreign investment in Dutch early stage and growth tech companies came from Silicon Valley. If you want to learn more about the this trend, you can read this article. Note: the article is in Dutch, so right click and translate to English to read.

I believe we have a substantial edge for several reasons. Tradefox, Inc. is a US company with an American founder and over 90% of our 2,200 investors are from the US. We are a B2B SaaS product **transitioning to Green FinTech** which I think will trigger interest from Impact VC funds which are currently investing far upstream (in seed and pre-seed stage) due to a shortage of companies to invest their green earmarked funds into.

I'm very excited to represent our company in San Francisco this week and am very proud of the progress we have made for you, our investors.

Exciting Growth in the Value of our Database

We are working on a new deck which will be released to our investors and posted on Wefunder in the next few weeks, but I couldn't resist sharing one of the slides with you.


Tradefox Database Asset Valuation
Tradefox Database Value - US$1m Investment
US$20,000,000
US$10,000,000
2024 US$28.1m
2022 US$8.9m

You've heard my enthusiasm for the progress we've been making in collecting post trade reviews aka trade feedback which has been provided to us by our now highly active Tradefox members. Today I'd like to share a representation of the value created in financial terms which we estimate at $8.9 million as of 12/31/22.

Also in the above chart, you see an extrapolation to show the growth in value for the next two years under two scenarios. The green area indicates what we believe we can achieve with $1 million in funding and the orange assumes we reach our full funding goal of $3 million.

This model is based on a few assumptions which I will share. Please note that this represents only the value of reports that meet our Tier 4 quality standard or higher. A Tier 4 report (T4) has trade history and most importantly reviews from known trading partners on previous trades.
Assumptions:

1. A T4 report could eventually be purchased by every trading partner a company has on a monthly basis but we feel a theoretical maximum average across all known trading partners is 4 times per year. (Some will buy reports monthly and others once a year in example. If a company has 25 trading partners, we think the upper limit to what they would spend per year is about $4,000)
2. Reports are valued at $40 each. We will give discounts when selling subscriptions but we we will also raise our prices for individual reports as the value of the reports increase over time (Think Tier 5 & 6 quality reports.)
3. Companies will need 20% more reports than the average of 4 per year because they will need reports on new companies that they are evaluating for new business.
4. There are a couple of reasons we feel these figures are conservative. We only see about 30% of global trade today so there are many trading partners we are unaware of and we are not considering the value of the report sales to the finance and insurance sector in this model.

I hope this chart helps explain our enthusiasm. At this stage, our goal for 2024 is to rapidly fill our database with as much of this trade review data as possible, This data serves as a competitive moat and its collection rapidly increases the value of our product offering providing a unique value proposition for monetization.

Thank you all so much for your support. You are the ones empowering our success through your investments!



Chris Yerbey, CEO

Tradefox, Inc. (Formerly Scrap Connection, Inc.)

Sent to current Tradefox investors: February 13 2023

<< Test First Name >>,

Just a quick email to let everyone know that we will be opening the crowdfunding round next week in the EU and US.

If you missed my last email, please have a look. We have been running our campaign in private mode for the last several weeks before taking the campaign public. The purpose is to give all current investors the opportunity to add to their previous investment at preferential terms.

We set aside $500,000 under "Early Bird" terms at a $27.5 valuation cap. We are now at $407,700 and I expect this to be fully subscribed by Wednesday of next week. So if you have not had a chance to review the new round and reserve your investment, please go to:

www.wefunder.com/tradefox

I'm in Silicon Valley this week meeting investors and working to grow our awareness for our Series A round which we plan to launch in Jan 2024.

I just returned from the Material Recycling Association of India conference in Kochi. I have quite a lot of report on that but will not have time to create a thorough update until I'm back in Amsterdam. It was another great success as we made many essential business contacts with some of the largest businesses trading in recyclables.

I have a few interviews which I will be sharing soon with veterans in our industry explaining the difficulties of the recycling business and sharing their enthusiasm for our trade reputation reports and the future products we are developing.

More to come soon!

Thank you,

Chris



Chris Yerbey, CEO
Tradefox, Inc. (Formerly Scrap Connection, Inc.)

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